To: All Charter Communications Employees

Subject: Important Announcement about the Charter Stock Option Program

I am pleased to announce an important and exciting opportunity related to our stock option plan.

As we continue to change and evolve as a company, we're constantly evaluating how we reward and retain our people. When we introduced the stock option plan in 1999, our goal was to ensure that all employees shared in the success of Charter Communications. As you are well aware, many employees now hold stock options with grant prices that are significantly higher than the current market price of our common stock. As a result, these underwater options no longer provide the motivational or incentive value to our employees as we intended.

In January, we intend to introduce a Stock Option Exchange Program. This program would offer you a one-time opportunity to exchange some of your underwater stock options for shares of restricted stock in the company or, in certain instances, cash. Participation in the program will be optional, which means that you can also continue to hold your stock options if you choose to do so.

We plan to make more details about the Stock Option Exchange Program available in early January, including the steps you will need to take to participate. We are currently working through the details of the exchange offer and establishing a website to educate you about the program. Establishing this web based platform to support the administration of the program and preparing legal documents for the exchange offer takes approximately six weeks. Look for more specific employee communication regarding the program to begin very early in January, including access to a website, brochures, an employee hotline for questions, and a video that provides an introduction to the program.

The exchange offer would allow us to reward you for your past efforts in a way that we hope is meaningful to you and reinforce our company philosophy of sharing success, even in difficult economic times.

We're seeing a lot of positive change at Charter Communications, but the heart of the company remains the same. We will continue to focus on providing superior customer service. We will continue to reward our employees for creating long-term value for our shareholders. And we will continue to build a culture of quality, responsiveness and effectiveness that makes the company a good place to work.

There are many more challenges ahead for us, but I am confident that together we will be able to achieve our goals.

Have a safe and happy holiday.

Carl

Please Note: This information does not constitute an offer to holders of options to purchase Charter's Class A common stock to exchange their options. Charter has not yet commenced the Stock Option Exchange Program that is referred to above. At the time the Exchange Program is commenced, Charter will provide eligible option holders with written materials explaining the precise terms, conditions and timing of the Exchange Program. Eligible option holders should read these written materials carefully when they become available because they will contain important information about the Exchange Program. Charter will file these materials with the Securities and Exchange Commission ("SEC") as part of a tender offer statement. These materials and other documents filed by Charter with the SEC can be obtained free of charge from the SEC's website at www.sec.gov. Charter option holders may obtain a written copy of the tender offer statement and related materials, when available, by contacting Human Resources, Stock Option Exchange Program, at Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131.